

June 18, 2012

<u>Via E-mail</u>
Alex Jen
President and Chief Executive Officer
Ace Consulting Management, Inc.
923 E. Valley Blvd., Suite 103B
San Gabriel, California 91776

> **Re:** **Ace Consulting Management, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 22, 2012**
> **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose prominently in the Business Section that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;

    - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - Your election under Section 107(b) of the Act:

o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

2. We note you disclose that you are registering for resale 3,414,360 common shares for resale by 70 shareholders in this offering. However, your disclosure in the selling shareholder table beginning on page 9 lists more than 3,414,360 common shares being offered for resale. Further, we note disclosure in the footnotes to the registration fee table and also on page 9 that 480,000 common shares are being registered for resale. Please revise your disclosure throughout the registration statement to accurately reference all of the common shares you are registering for resale on behalf of the selling shareholders in this offering.

3. Please delete all references in your filing that indicate your common shares will be "listed" on the OTC Bulletin Board, as you intend for a market maker to apply to quote your shares on the OTC Bulletin Board.

Prospectus Summary, page 1

4. We note your disclosure on page 1 that the consulting service agreements with Shanghai Gaogo Design Construction and Beijing Poly Design Co. Ltd. were terminated in the third quarter of 2011. However, we note conflicting disclosure in the Notes to the Financial Statements on pages F-15 and F-29 related to the current operating status of these agreements. Please revise your disclosure throughout your prospectus to discuss the current operating status of all consulting agreements you have entered into.

5. We note your disclosure that you entered into a Business Consultant Agreement with Vivid Spa Corp. in December 2011 and received consulting revenue pursuant to the agreement. Please disclose the amount of revenues you have received to date pursuant to this agreement. Further, revise your MD&A to discuss the consulting agreement with Vivid. Please file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Offering, page 2

6. Revise to disclose the number of your outstanding shares that are currently held by non-affiliates as compared to the number of common shares being registered for resale pursuant to this registration statement.

Risk Factors, page 3

7. Please include risk factor disclosure discussing that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern.

We will derive the majority of our revenues from sales in the PRC…, page 3

8. Please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

The Chinese Government may potentially exert substantial influence…, page 4

9. Please clarify what cooperation agreements you are referencing in this risk factor. In addition, discuss your current "operating structure" here and in your business section. Specifically discuss why you believe the Chinese government could determine that the agreements that establish your operating structure do not comply with Chinese government restrictions on foreign investment in your industry.

Uncertainties with respect to the PRC legal system…, page 5

10. Please discuss your operating subsidiaries here and in your business section. Please discuss whether you exert control over your operating subsidiaries through direct equity ownership or through contractual arrangements. We may have further comments once we see how your operations are structured.

Selling Security Holders, page 9

11. We refer to our prior comment 2. Please revise your disclosure to accurately reference all of the common shares you are registering for resale on behalf of the selling shareholders in this offering.

12. Please clarify whether the selling shareholder Chi Ming Chen is the same Chi Ming Chen who is your controlling shareholder as listed in the beneficial ownership table on page 24. If so, provide appropriate disclosure in this section addressing the material relationship Chi Ming Chen has with your company.

13. Please revise your disclosure in this section to discuss the nature of Grandview's business and the relationship Grandview Consultants, Inc. currently has with your company. We note Grandview Consultants received its shares pursuant to compensation for consulting services in October 2011. In addition, please revise your disclosure in the prospectus to discuss the consulting engagement agreement you entered into with Grandview Consultants in October 2011. Please discuss whether the agreement has been terminated. We note the term of the agreement was for a period of six months. Please file a copy of the agreement as an exhibit to the registration statement.

Description of Business, page 15

14. Revise your disclosure to discuss the limited number of clients you currently have. Discuss the nature of the clients and whether you have any written agreements with them.

Business Strategy, page 13

15. Revise your disclosure to discuss the basis for your statement that your business is a "world-class international cross-cultural consulting firm for Chinese-American Businesses."

Marketing Strategy, page 16

16. Revise your disclosure to explain how your business development has been limited to referrals to date. Discuss where your referrals originate from.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

17. Revise the introductory paragraph to this section to remove the reference to this being an "annual report on Form 10-K."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.